SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.

43 SOUTH NINTH STREET

INDIANA, PA 15701

Financial Statements and Supplemental Schedule Thrift Plan for Employees of S&T Bank Years ended December 31, 2005 and 2004 with Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement and Thrift Plan Committee

S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
May 25, 2006

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Cash	$ -	$ 64,875
Participant-directed investments:
Short-term investment funds	3,453,863	2,933,218
Mutual funds	22,656,233	19,414,568
S&T Bancorp, Inc. common stock	36,004,805	36,677,232
Total Participant-directed investments	62,114,901	59,025,018

Receivables:
Receivable from Plan Sponsor	1,297,337	765,176
Receivable from Employees	-	25,382
Accrued interest and dividends	406,177	357,552
	1,703,514	1,148,110
Net assets available for benefits	$ 63,818,415	$ 60,238,003

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2005	2004

Additions
Contributions:
Employer (participant accounts)	$ 1,986,033	$ 1,411,188
Employee-payroll	1,802,994	1,686,178
Employee-rollover	97,193	311,140
	3,886,220	3,408,506

Investment income:
Dividends	1,885,168	1,629,279
Net realized and unrealized appreciation in aggregate fair value of investments	151,328	9,570,325
	2,036,496	11,199,604
Deductions
Distributions to participants	(2,342,304)	(5,314,913)

Net additions	3,580,412	9,293,197
Net assets available for benefits at beginning of year	60,238,003	50,944,806
Net assets available for benefits at end of year	$ 63,818,415	$ 60,238,003

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements

Years ended December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

General

The financial statements have been prepared on the accrual basis of accounting.

Trusteed Assets

The investment assets are held in trust with the Wealth Management Department of S&T Bank (the Trustee).

Valuation of Investments

Investments are stated at estimated fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

The Plan is a vehicle for accepting employee and Employer tax-deferred contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. Effective January 1, 2005, the Plan was amended to disallow employee after-tax contributions.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions are invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. At December 31, 2005 and 2004, there were no unreleased shares from the Plan.

Effective October 1, 1998, the Plan was amended and restated to permit eligible employees to participate in the Plan upon employment with Bancorp. The Plan was also amended to include automatic participation of eligible participants unless participants elect otherwise. The Plan was also amended to comply with the Small Business Job Protections Act of 1996 and the Taxpayer Relief Act of 1997. A favorable determination letter was received on August 4, 1999.

Effective January 1, 2001, the Plan was amended and restated in its entirety to incorporate revisions of applicable federal regulation. In addition, the restatement revised the hardship distribution rules. A favorable determination letter was received on September 10, 2002.

Effective March 1, 2004, the Plan was amended and restated in its entirety to include previous amendments adopted since its last restatement, including amendments for the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). In addition, this restatement incorporated the rules regarding distributions which were mandated under the provisions of the final and temporary regulations issued under section 401(a)(9) of the Internal Revenue Code, and makes a lump sum distribution mandatory at age 701/2.

Effective January 1, 2005, the Plan was amended to permit Employer matching contributions on catch-up contributions made by participants who are at least age 50 by the end of the plan year.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Effective March 28, 2005, the Plan was amended and restated in its entirety to incorporate mandatory rollovers where if the value of a terminated participant's account is at least $1,000 but not more that $5,000, and if the participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan, the participant's account will be transferred to an individual retirement plan selected by the Thrift Plan committee.

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more various investment options. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made at the direction of the Thrift Plan Committee of the Plan Sponsor. Participants are permitted to transfer all balances in their accounts between investment options.

Each participant's account is credited with the participant's contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account. Aggregate participant account balances differ from net assets available for benefits only by routine accruals.

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000, as described earlier.

At December 31, 2005 and 2004, benefit payments in the amount of $80,083 and $332,276, respectively, were owed to participants who had elected to withdraw from the Plan, but had not yet been paid.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

3. Investments

During 2005 and 2004, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value by $151,328 and $9,570,325, respectively, as follows:

	Net (Depreciation) Appreciation
	in Fair Value
	2005	2004

Mutual funds	$1,006,213	$1,684,440
Common stock of S&T Bancorp, Inc.	(854,885)	7,885,885
	$ 151,328	$9,570,325

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:

	December 31
	2005	2004

S&T Bancorp, Inc., 977,860 and 973,129 shares, respectively	$36,004,805	$36,677,232
Dodge & Cox Balanced Fund, 88,447 and 79,199 units, respectively	$ 7,194,251	$ 6,284,423
Special Growth Small Cap Fund, 134,283 and 116,070 shares, respectively	$ 3,782,760	$ 3,070,050
PIMCO Total Return Fixed Income Fund, 335,643 and 314,344 units, respectively	$ 3,524,253	$ 3,354,053
Federated Prime Obligations Fund, 3,453,863 and 2,933,218 units, respectively(1)	$ 3,453,863	$ 2,933,218

(1) Federated Prime Obligations Fund is less than 5% of the Plan's net assets available for plan benefits in 2004, but greater than 5% in 2005.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. The Wealth Management Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 2005 and 2004, respectively, the Plan held an aggregate of 977,860 and 973,129 shares of S&T Bancorp, Inc. common stock valued at $36,004,805 and $36,677,232.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank

EIN: 25-0776600		Plan Number: 002

Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)

December 31, 2005

	(c)
	Description of
(b)	Investment, Including		(e)
Identity of Issuer, Borrower,	Number of Units		Market
Lessor or Similar Party	or Shares Held		Value

Federated Prime Obligations Fund	3,453,863	units	$ 3,453,863
Mutual Funds:
Dodge & Cox Balanced Fund	88,447	units	7,194,251
PIMCO Total Return Fixed Income Fund	335,643	units	3,524,253
Vanguard Index 500 Fund	19,150	units	2,200,746
Columbia Acorn Fund	134,283	units	3,782,760
Calamos Growth Mid-Cap Stock Fund	41,490	units	2,284,463
Selected American Large Cap Growth	63,735	units	2,564,070
Harbor International Fund	22,419	units	1,105,690
			$ 22,656,233

S&T Bancorp, Inc.*	977,860	shares of common stock	$ 36,004,805

Total assets held at end of year			$ 62,114,901

*Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 21, 2006

/s/ Robert E. Rout

Robert E. Rout
Senior Executive Vice President, Secretary &
Chief Financial Officer